Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

July 21, 2016

RE: Astics Inc.
CIK: 0001677159
Qualification request

File No. 024-10571

Ladies and Gentlemen:
On behalf of Bofat Investments Inc., a Delaware corporation ("Company"), we hereby are requesting a 1A qualification for the sale of up to two and half million common shares. The circular initially filed with the Securities and Exchange Commission ("Commission") on June 24, 2016 ("Offering Circular").
Bofat Investment Inc., is exmpt from registering uner the Investment Company Act of 1940:
We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act. Bofat Investments Inc., is an exempt from registration under the Investment Company Act 1940 according to Section 3(b)(2)(B).  The Company is a holding company that invests less than 40% in the emerging market securities including startups, public and private alike.
The company is exempt from the definition of "Investment Company" and, therefore, exempt from application of the Investment Company 40 Act. The company is exempt under Section 3(b)(2), and the prime example, that Bofat Investments Inc., is as exempt as Berkshire Hathaway.

Regards

Olukayode Jinadu
Chief Executive Officer
Bofat Investemnts Inc.,
6740 Greenbriar Curve,
Shakopee, MN 55379